ACCUSHOOT, INC.

REVIEWED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
AccuShoot, Inc.
Corvallis, Oregon

We have reviewed the accompanying financial statements of AccuShoot, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statement of stockholders' equity, and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 21, 2024
Los Angeles, California

ACCUSHOOT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,890	$	419
Acccounts Receivable, net		180		-
Prepaids and Other Current Assets		4,803		4,250
Total Current Assets		**6,872**		**4,669**
Intangible Assets		2,261,886		490,000
Total Assets	$	**2,268,759**	$	**494,669**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	112,583	$	47,765
Due to Related Parties		3,875,635		2,531,779
Deferred Revenue		326		-
Other Current Liabilities		6,800		-
Total Current Liabilities		**3,995,344**		**2,579,543**
Shareholder Loan		-		-
Total Liabilities		**3,995,344**		**2,579,543**
STOCKHOLDERS EQUITY				
Common Stock		215		200
Preferred Stock		200		200
Equity Financing Costs		(32,439)		-
Additional Paid in Capital		1,633,325		1,002,541
Retained Earnings/(Accumulated Deficit)		(3,327,887)		(3,087,815)
Total Stockholders' Equity		**(1,726,586)**		**(2,084,874)**
Total Liabilities and Stockholders' Equity	$	**2,268,759**	$	**494,669**

See accompanying notes to financial statements.

ACCUSHOOT INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 846	$ -
Cost of Goods Sold	38	-
Gross profit	808	-
Operating expenses		
General and Administrative	211,561	111,834
Research and Development	28,000	1,401,343
Total operating expenses	239,561	1,513,177
Operating Income/(Loss)	(238,753)	(1,513,177)
Interest Expense	-	-
Other Loss/(Income)	1,319	-
Income/(Loss) before provision for income taxes	(240,073)	(1,513,177)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (240,073)**	**$ (1,513,177)**

See accompanying notes to financial statements.

ACCUSHOOT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	2,000,000	200	2,000,000	200	999,600		$ (1,574,638)	$ (574,638)
Share-Based Compensation					2,941			$ 2,941
Net income/(loss)							(1,513,177)	(1,513,177)
Balance—December 31, 2022	2,000,000	$ 200	2,000,000	$ 200	$ 1,002,541		$ (3,087,815)	$ (2,084,874)
Share-Based compensation					14,704			14,704
Issuance of stock	154,405	15			616,080	(32,439)		583,657
Net income/(loss)							(240,073)	(240,073)
Balance—December 31, 2023	2,154,405	$ 215	2,000,000	$ 200	$ 1,633,325	$ (32,439)	$ (3,327,887)	$ (1,726,586)

See accompanying notes to financial statements.

ACCUSHOOT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (240,073)	$ (1,513,177)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share-based Compensation	14,704	2,941
Amortization of Intangible assets	109,487	
Changes in operating assets and liabilities:		
Acccounts Receivable, net	(180)	
Prepaids and Other Current Assets	(553)	(4,250)
Accounts Payable	64,819	47,390
Due to related parties	1,343,857	1,467,846
Deferred Revenue	326	
Other Current Liabilities	6,800	
Net cash provided/(used) by operating activities	**1,299,187**	**749**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(1,881,373)	-
Net cash provided/(used) in investing activities	**(1,881,373)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of Shareholder Loan	-	(500)
Proceeds from Issuance of Stock	583,657	
Net cash provided/(used) by financing activities	**583,657**	**(500)**
Change in Cash	1,470	249
Cash—beginning of year	419	170
Cash—end of year	**$ 1,890**	**$ 419**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AccuShoot Inc. was incorporated on August 25, 2020, in the state of Delaware. The financial statements of AccuShoot Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Corvallis, Oregon.

AccuShoot is a machine learning-based application that digitizes the marksmanship experience by monitoring target and shooter in real-time, tracking shooter evolution over time, and recommending drills to develop and maintain marksmanship proficiency quickly and consistently.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that there was no need to establish an allowance for expected credit losses.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be ten years.

The Company capitalizes the perpetual license of BigML Inc's platform, which is indefinitely lived.

The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five years.

Income Taxes

AccuShoot Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company's sources of revenue are:
a) Subscriptions to its mobile app – Revenue is recognized over the subscription period.
b) Referral fees to retailers -
c) Advertising from manufacturers – Revenue is recognized over the advertising campaign period.
d) Licensing Gantry to Ranges, Professional Trainers, Law Enforcement and Military – Revenue is recognized over the life of the license.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 21, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	4,803	4,250
Total Prepaids and Other Current Assets	$ 4,803	$ 4,250

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Expenses	6,800	-
Total Other Current Liabilities	$ 6,800	$ -

4.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Perpetual license	$ 490,000	$ 490,000
Patents	53,852	-
Mobile app development	1,827,521	-
Intangible assets, at cost	**2,371,373**	**490,000**
Accumulated amortization	(109,487)	-
Intangible assets, Net	**$ 2,261,886**	**$ 490,000**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 2,154,405 and 2,000,000 Common Stock were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 4,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2023, and December 31, 2022, 2,000,000 Preferred Stock have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 444,444 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023 & 2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-	-
Granted	333,332			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	333,332	$	-	9.79
Exercisable Options at December 31, 2022	333,332	$	-	9.79
Granted	111,112	$	0.07	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	444,444	$	0.07	8.86
Exercisable Options at December 31, 2023	444,444	$	-	-

Stock option expense for the years ended December 31, 2023 and December 31, 2022 was $14,704 and $2,941, respectively.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (66,260)	$ (425,841)
Valuation Allowance	66,260	425,841
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (929,707)	$ (863,447)
Valuation Allowance	929,707	863,447
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,368,502, and the Company had state net operating loss ("NOL") carryforwards of approximately

$3,368,502. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards.

The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

AccuShoot Inc. has engaged in a contract with BigML Inc., the parent company, for R&D services aimed at developing a computer vision and sensor-based system using BigML products and intellectual property, provided under a separate license, with the goal of enhancing target shooting performance. AccuShoot will incur a late fee equal to the lesser of five percent per annum or the maximum amount permitted under applicable law for any monthly payment that is received by BigML after the fifteenth day of the month in which the monthly payment becomes due. As of December 31, 2023 and December 31, 2022, the amount due to BigML Inc. was $3,875,635 and $2,531,779, respectively, and the amount has been classified as a current liability.

In 2020, AccuShoot Inc purchased a perpetual license from BigML Inc's platform, amounting to $490,000. The assets have been classified as Intangible Assets.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through March 21, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $238,753, negative shareholder equity of $1,726,586 and liquid assets in cash of $1,890, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.